February 18, 2009

Mr. Joe Cascarano, Staff Accountant

Mr. Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

BY FAX AND BY COURIER

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Cascarano and Mr. Littlepage,

We refer to the comments raised by the Staff of the United States Securities and Exchange Commission during the conference call on February 13, 2009 between the Staff and us in relation to the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Set forth below are our responses to the comments raised by the Staff. The comments are set out in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

1.	Please explain to us why the fair value of the slots on the towers leased from Protelindo as part of the sale and leaseback transaction is not identical to the fair value of the two other slots in the same group of towers in respect of the remaining economic life of the towers after the initial twelve-year-term of the lease, i.e., from years 13 to 18. Please incorporate your assessment of the fair value for the slots on the towers from years 13 to 18 into your discounted cashflow forecast for slots leased from Protelindo and explain if this would change your classification of the lease of the towers as an operating lease.

As discussed in our response to your comments 2(f) on page 8 of our letter dated December 18, 2008, it is not possible to estimate the fair value of the individual slots on the towers using a replacement cost method, since the slots cannot be built separately and the cost of building a tower with one slot is not substantially different from the cost of building a tower with three slots. It is therefore not appropriate to divide the replacement cost of a tower by the number of slots per tower to assess the fair value of each slot, as this approach would understate the replacement cost of the first slot and overstate the replacement cost of the second and third slots. Furthermore, one of the slots on each of the towers is the subject of a lease agreement between HCPT and Protelindo and therefore generates income, while the two remaining slots currently do not provide income and these slots are less likely to be leased to other telecommunications operators for the reasons stated on pages 12 and 13 of our letter dated October 10, 2008. Accordingly, we believe that it would be inappropriate to use the replacement cost method and allocate the fair value of a tower equally among the slots.

A Hutchison Whampoa company	1	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

In light of the problems with the replacement cost method discussed above, we have chosen to use the income approach to determine the fair value of the leased assets, an approach that is permitted under IAS 40 “Investment Property” for determining the fair value of assets that are the subject of a leasing arrangement.

The master lease agreement between HCPT and Protelindo has a non-cancellable lease period of twelve years with a lease renewal option for the six subsequent years. We have therefore determined the fair value of the leased assets by discounting the cash flow to be generated from the existing contractual lease payments over the twelve-year lease period and adding estimates of lease cash flows that Protelindo will receive from expected new leases and renewals following the end of the twelve-year lease period.

During our call on February 13, 2009, we discussed with you our estimate of lease cash flows for the years 13 to 18, and you asked whether during those years the fair value of all three slots on the towers should be considered equal. You raised this question by noting that there is no contractually confirmed rental income for any of the three slots during this period, as the initial 12-year lease will have expired on one slot and there currently is no contractual agreement for the other two slots. We believe that the fair value of the slot that we lease for the initial 12-year term is greater than the fair value of the other two slots. As explained below, our estimate is based on an analysis showing that the slot covered by the initial 12-year lease term has a higher probability of being leased than do the other two slots.

Analysis of whether the amount attributable to the fair value for years 13 to 18 is the same for all three slots on the towers

Determining the relative probability of leasing the three slots on a tower requires an analysis of market conditions in the Indonesian tower leasing industry. In a long-run market in which demand for towers exceeds the supply of towers, the probability of a particular slot being leased to other telecommunications operators in years 13 to 18 would be the same for all three slots of a tower, as all three slots would be expected to be fully occupied by lessees. However, as discussed in our response to your comments 6(b) on pages 12 and 13 of our letter dated October 10, 2008, the current supply of tower slots in the Indonesian market far exceeds demand on a long-term basis, and this is expected to persist in years 13 to 18. In this circumstance, an assessment is required as to whether all three slots have an equal chance of being leased or whether certain slots on the towers are more likely to generate lease income. The top slots on each tower have greater functionality than do the other two slots, but in the Indonesian market the lease rates for all three slots are the same. Accordingly, these top slots have a greater probability of being leased out.

A Hutchison Whampoa company	2	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

HCPT and other telecommunications operators strongly prefer to occupy the slot at the top of the tower because these slots have better signal coverage than the lower slots. When base transceiver stations (“BTS”) are placed at a higher level on a tower, the signal coverage offered by that BTS is wider. The typical height of a tower in Indonesia is 42 meters, the level at which the top slot is located. The second and third slots are usually located at approximately 39 meters and 36 meters, respectively. On average, the signal coverage area of the second and third slots is expected to be lower by approximately 10% and 15%, respectively, as compared with that of the top slot based on the COST231 – Hata radio propagation model, which is commonly used in the mobile telephone industry, although the specific differences in each case may vary depending on local conditions. With the more limited signal coverage offered by the BTS being placed on a lower slot, a telecommunications operator using lower slots would have to put in additional towers and additional BTS to make up for the reduced signal coverage. This would result in additional capital expenditures and additional ongoing operating costs. In addition, telecommunications operators typically prefer to have the microwave (“MW”) antenna used with their BTS to be placed at the higher level on the tower to maintain the Line-Of-Sight (“LOS”) with other BTS to facilitate the transmission of signal between the BTS. The preferred high MW antenna position will typically reduce the risk of the LOS being blocked by nearby buildings or other infrastructure that may be built in the future. As a result of these differences, the trend in Indonesia has been for the first lessee or the owner (in the case of towers owned by a telecommunications operator) to occupy the top slot on a tower, the second lessee to lease the less desirable middle slot and then the bottom slot to be occupied last.

For the towers sold to Protelindo in the sale and leaseback transaction, in order to take advantage of the BTS coverage benefits of higher placement, HCPT ensures that its BTS are installed on the top slots before the related towers are sold to Protelindo, and Protelindo is required to lease the top slot to us. As all of the slots leased by us for years 1 to 12 will be at the top of the towers, we believe that the probability of these slots being leased out again from years 13 to 18 is higher than the two other slots.

In addition to the probability of the slots being leased, an estimate of the lease cash flow for years 13 to 18 also depends upon the lease rates for the slots. We believe that the lease rates to be applied to all three slots in years 13 to 18 should be identical. The tower leasing industry in Indonesia is still in its infancy stage and there is no published data on current tower leasing rates. Accordingly, we have relied on our understanding of the tower leasing market and its practices in analyzing likely lease rates for years 13 to 18. Despite the difference in functionality of tower slots discussed above, under current industry practice in Indonesia, lease rates for slots do not vary depending on where the slot is located on the tower. As long as the tower operators can achieve and maintain the specified levels of key performance indicators commonly required by the telecommunications operators for the slots within towers, the lease rates are identical for all three slots. This is true for HCPT’s master lease agreement with Protelindo, as well as for other lease agreements that HCPT has entered into in the Indonesian market, including rates for leases not entered into in connection with a sale and leaseback transaction. Based on this market practice for lease rates and the unequal probability of the slots being leased out, we believe that for years 13 to 18 under the master lease agreement the fair value of all three slots will not be equal, but that instead the slot initially leased to us by Protelindo should have a higher value.

A Hutchison Whampoa company	3	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

In further support of our view that the three slots on each tower have different values, we note that the US$500 million fair value of the towers is significantly higher than the estimated income of one slot – even if that slot is fully leased throughout the economic life – but is far less than three times the estimated income of this one slot. This suggests that more than one slot per tower can be expected to be leased out. As all of the slots leased by us under the master lease agreement with Protelindo are at the top slot on the tower, we believe that either HCPT will exercise its option and extend the lease for six years after year 12 or, if HCPT does not exercise this option, that other telecommunications operators will lease these slots for the remaining life of the towers. As a result, when estimating the fair value of the first slot using the income approach, it is reasonable to include the full leasing rate for years 13 to 18 without any probability discount. In accordance with IAS 40 (and as noted on page 8 of our letter to you of December 18, 2008), we have included available information about the future rental income from current and future leases of the various slots on the towers in determining the fair value of the leased assets.

For the second and third slots, we believe that the possibility of them being leased out is relatively lower due to the abundant supply of towers in Indonesia as compared to the demand for towers, as we explained on pages 12 and 13 of our response to comment 6(b) dated October 10, 2008. However, as the tower leasing industry is still in its infancy stage and there are no published data for tower leasing information in Indonesia, we do not believe that we have adequate information to form a quantitative estimation of the relevant probabilities. In view of this, a reasonable estimation of the value for these two slots is the difference between the price a willing buyer paid for the three slots and the estimated fair value of the first slot. We have used this estimation in our determination of the fair value of the second and third slots.

Conclusion

As mentioned above, we believe that the fair value of each of the three slots on a tower is not identical, as the probability of either HCPT or another telecommunications operator leasing the first slot is considerably higher than the probability of them leasing the second and third slots. Therefore, no adjustment to the income approach valuation model is needed. Based on the information available, we believe that we have made the best objective estimate of the fair value of the assets sold and of the leased assets. As a result, we do not believe it is necessary for the Company to revise its classification of the leaseback transaction with Protelindo as an operating lease.

A Hutchison Whampoa company	4	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

2.	Please provide your analysis of whether the lease rates for the leased assets for years 13 to 18 under the master lease agreement with Protelindo will be significantly lower than the lease rates for years 1 to 12.

As discussed in our response to your comment 2(e) on page 9 of our letter dated December 18, 2008, we determined the fair value of the leased assets for years 13 to 18 by discounting the estimates of lease cash flows that Protelindo will receive from new leases and renewals following the end of the twelve-year lease period at rates equal to 90% of the lease rates to be paid in year 12. In view of the abundant supply of towers that is expected to persist in years 13 to 18, you asked us whether, given that the lease rates estimates for years 13 to 18 are not based on contractual obligations, the estimated lease rates for the slots will be significantly lower for years 13 to 18 than that for years 1 to 12. Because there is no published tower leasing data in Indonesia, the Company benchmarked the lease rates for years 13 to 18 against the lease fee payable under another tower leasing deal we concluded in early April 2008 with an unrelated third party telecommunications operator (“third-party telco”). The third-party telco lease agreement was negotiated and entered into on an arm’s length basis. The Company and the third-party telco are competitors, as both entities are telecommunications operators in Indonesia. The market forces reflecting the expected abundant supply of towers in years 13 to 18 have been reflected in the lease rates for the renewal period with the third-party telco. The lease rates agreed with the third-party telco exceed the lease rate under the Protelindo transaction by about 12%. We believe that the higher rates for the third-party telco agreement reflect the fact that the total number of towers that will be leased from Protelindo is greater than the number of towers that HCPT expects to lease from the third-party telco.

In addition, as discussed in our response to your comment 2(g) on page 9 of our letter dated December 18, 2008, between July and December 2008, HCPT has entered into six other lease agreements, agreements that are not part of sale and leaseback arrangements. All of these lease agreements are for periods of twelve years, with options allowing HCPT to renew for another six years at rates equal to 90% of the lease rates paid in year 12. The lessors for these six other leases are all unrelated third-party tower operators. These lease agreements were negotiated and entered into on an arm’s length basis. The monthly lease rates under these lease agreements exceed the lease rate under the Protelindo transaction by about 8%, a reasonable difference given that the other lease agreements cover much smaller numbers of towers than the Protelindo transaction. The comparisons between the other lease agreements described in the two preceding paragraphs and the master lease agreement show that the use of a lease rate for years 13 to 18 that is at a 10% discount from the lease rate for year 12 is consistent with market practice. We believe that these comparisons demonstrate this point, even though these other lease agreements were signed after the master lease agreement with Protelindo.

As a result of its consideration of the data described above, the Company considers the lease rates under the renewal period for the lease agreements with Protelindo to be market rates, and it is appropriate to use these rates in forecasting the cashflow for years 13 to 18 in respect of the slot already leased for years 1 to 12.

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A Hutchison Whampoa company	5	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity, prior to finalizing our reporting for 2008. Please advise us as promptly as possible about arranging a further teleconference or if you require any additional information from us. Please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1371 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

A Hutchison Whampoa company	6	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong